UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated November 7, 2023 announcing the adoption of the clawback policy and amendment of the audit committee working principles.

Istanbul, November 7, 2023

Announcement Regarding the Clawback Policy and Audit Committee Working Principles

Our Company's Board of Directors has resolved to adopt Clawback Policy in accordance with US Securities Exchange Act Rule 10 D-1, and implementing final rules enacted by New York Stock Exchange.

Our Company's Board of Directors has also decided to amend the Audit Committee Working Principles related with to the Clawback Policy.

The relevant Policy and Working Principles are attached.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

TURKCELL ILETISIM HIZMETLERI A.S.

Clawback Policy

The Board of Directors (the “Board”) of Turkcell Iletisim Hizmetleri A.S. (the “Company”) has adopted this clawback policy (this “Policy”). The Audit committee of the Company is designated to administer this Policy (the “Committee”). The Committee shall be entitled to determine and review the implementing rules to ensure compliance with this Policy.

Recovery of Erroneously Awarded Compensation. The Company shall reasonably promptly recover erroneously awarded compensation received by current or former executive officers of the Company (“Covered Individuals”) in the event the Company is required to prepare an accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The independent directors of the Company’s Board may, by majority vote of the independent directors, determine not to recover erroneously awarded compensation pursuant to this Policy in circumstances where:

(i)	the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the erroneously awarded compensation and document such attempts pursuant to applicable law; or

(ii)	non-enforcement is expressly permitted by applicable law, including where recovery would violate applicable Turkish laws pursuant to such applicable law.

Covered Individuals. The Committee shall determine the Covered Individuals.

Covered Compensation. This Policy applies to the incentive-based compensation received by a Covered Individual: (1) after such Covered Individual began service as an executive officer; (2) who served as an executive officer at any time during the performance period for that incentive-based compensation; (3) while the Company has a class of securities listed on the New York Stock Exchange and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period, that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years). Notwithstanding the foregoing, this Policy shall not apply to incentive-based compensation received by a Covered Individual prior to October 2, 2023.

The amount of incentive-based compensation subject to this Policy is the erroneously awarded compensation, which would be the amount of incentive-based compensation received by a Covered Individual that exceeds the amount of incentive-based compensation that otherwise would have been received by the Covered Individual had it been determined based on the restated amount, and will be computed without regard to any taxes paid by the Covered Individual (or withheld from the incentive-based compensation). The Committee shall make all determinations regarding the amount of erroneously awarded compensation.

Method of Recovery. The Committee shall determine, in its sole discretion, the manner in which any erroneously awarded compensation shall be recovered. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the incentive-based compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash- or equity-based) or portion thereof previously granted to the Covered Individual; or (4) any combination of the foregoing.

No-Fault Basis. This Policy applies on a no-fault basis (the "No-Fault Basis"), and Covered Individuals will be subject to recovery under this Policy without regard to their personal culpability. This No-Fault Basis clause is inserted to ensure compliance with applicable laws and should not be interpreted as a penalty clause.

Other Company Arrangements. This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, as well as any clawback, recovery or recoupment provision in any of the Company’s plans, awards or individual agreements (including the clawback, recovery and recoupment provisions in the Company’s equity award agreements) (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention to, nor shall there be, any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other Company Arrangement shall serve to restrict the scope or the recoverability of erroneously awarded compensation under this Policy.

No Indemnification. Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.

Administration; Interpretation. The Committee shall interpret and construe this Policy consistent with applicable laws and regulations (including any applicable listing exchange rules), and shall make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. The Company shall provide public disclosures related to this Policy and any applicable recoveries of erroneously awarded compensation.

Amendment or Termination of this Policy. The Board reserves the right to terminate or amend this Policy at any time and for any reason, subject to applicable law.

TURKCELL ILETIŞIM HIZMETLERI A.Ş. WORKING PRINCIPLES OF THE AUDIT COMMITTEE

1.	BASIS

Duties and working principles of the Audit Committee (“the Committee”) are determined within the framework of the regulations, provisions and principles in Turkish Commercial Code, Capital Market Law, the Articles of Association of the Company, and with secondary arrangements of Capital Market Board as well as “Corporate Governance Principles” within this scope.

2.	PURPOSE

The Audit Committee is established within the Company according to the relevant legislation and with the resolution of the Board of Directors dated 16 December 2003 and numbered 293. Purpose of the Audi Committee which works under the Board of Directors is; the supervision of accounting system of the Company, disclosing financial information to public, independent audit, operation and efficiency of the internal control and internal audit system of the Company, and administering the Company’s Clawback Policy adopted by the Board and other Company policies serving the same purpose.

The Committee is responsible from the nature and accuracy of the financial statements of the Company, application and efficiency of the accounting system of the Company, qualifications and independency of the independent auditors, selecting the independent auditing company, approval and review of the agreement between the independent auditor and the Company, operation and efficiency of the independent auditing system of the Company and helping the supervisions of the Board of Directors on implementation and efficiency of the internal audit of the Company.

3.	STRUCTURE OF THE COMMITTEE

Number of Members: The Committee is constituted by 3 independent board members.

Presidency of the Committee: The Chairman of the Committee is determined by the Board of Directors. In the selection of the Chairman of the Committee; they are attentive to select individuals who have been in a similar position previously, have the knowledge to analyze financial statements good command of the accounting standards and are highly qualified.

Members: All members of the Committee are selected among the independent members of the Board of Directors. At least one of the Committee members should have at least 5 years of experience in auditing/accounting and finance subjects.

Independency: With respect to the independency of the members of the Committee; Independency Criteria set in the Corporate Governance Communiqué (II-17.1) published in the Official Gazette dated 03.01.2014 and numbered 28871 are taken as the basis.

Membership Duration: The members of the committee are assigned by the Board of Directors limited to the term of membership in the Board of Directors. The members of the Board of Directors of the Company assign the Committee members in the first Board meeting following the General Assembly to fulfill their duties until the selection of the next Board of Directors pursuant to the principles given in this article.

The Board of Directors may change the members of the Committee, assign a new member to complete the duty term in lieu of them in case any vacancy occurs in the position of the members due to dismissal from office, resignation or death.

Consultants: The Audit Committee benefits from independent expert opinions on subjects it needs in relation with its activities. The service fee given for the consultancy with respect to the Committee needs is met by the Company.

Source: All kinds of sources and supports required while the Audit Committee fulfills its duties are provided by the Board of Directors. Upon request of the Committee, the Board of Directors shall provide sufficient finance required for the payments of independent consultants and the ordinary administrative expenses of the Committee.

4.	COMMITTEE MEETINGS

Meetings: The Audit Committee meets at least once in three months and at least 4 times a year at times consonant to the ordinary meetings of the Board of Directors. The Chairman of the Committee determines the schedule and frequency of the Board meetings provided that he shall take the opinion of the other members of the Committee. The Committee, can make a call for a meeting upon claim of the Chairman, the Board of Directors, another member of the Committee, Independent Auditor, the General Manager or the Executive Vice President of Finance. The Committee has to make a call for a meeting upon claim of the Chairman within reasonable time.

The committee meetings can be hold either by gathering the members or technological communication facilities.

The Committee may invite an executive or consultant, who is deemed necessary, to its meetings and may take their opinions. Independent Auditors can attend the meetings with the General Manager, Executive Vice President of Finance, Internal Audit Director and the Risk Managers at the same or in different sessions. Independent auditors may take place at meetings related to the assessment of the financial statements and give information on their studies during the relevant meeting.

Agenda: The Chairman of the Committee constitutes the agenda of the Committee provided that he shall take the opinion of the Chairman and other Members of the Committee, the Board of Directors, the General Manager, Executive Vice President of Finance and the Internal Audit Director. The agenda and information and documents related to the works to be performed at each Committee meeting shall be transmitted to the members of the Committee to be reviewed at reasonable times before each meeting to the extent it may be fulfilled.

Reporting: The Committee puts all studies performed and the resolutions in written and keeps the records. It submits the minutes and the reports including information on the studies and the meeting results to the Board of Directors in written and makes suggestions, when required. Minutes are kept open by the Chairman of the Board of Directors for the review of the Board of Directors.

Secretariat: All minutes of the Committee meetings are kept by the Board of Directors Office. The Office carries out his duties to keep and archive the minutes of the Audit Committee meeting minutes and to provide effective information to the members of the Committee and to fulfill other secretarial duties and procedures.

Quorum for the Meetings and Resolutions: The Committee meets by the attendance of all the members and takes decisions by the majority of the members attending the meeting and opposing opinions are recorded, if any. The decisions of the Committee are advisory for the Board of Directors.

5.	DUTIES AND RESPONSIBILITIES

Financial Statement and Public Disclosure

The Audit Committee reports in written its own evaluations made with respect to the authenticity and accuracy of the annual and interim financial statements to be disclosed and their conformity with the accounting principles of the Company to the Board of Directors, together with the opinions of the responsible managers of the Company (the General Manager and the Executive Vice President of Finance, Internal Audit Director, Risk Manager) and the independent auditors.

Independent Audit Firm

Selection of the independent audit company, and initiating independent audit process by executing independent audit agreements and studies of the independent audit firm in every phase are carried out under the supervision of the Committee through ordinary meetings.

The independent audit firm of the Company and services that will be received from these firms and their fee are determined by the Committee and submitted to the approval of the Board of Directors.

The Committee supervises and controls whether the auditor offers any service other than the audit service. The Committee ensures the independency of the independent auditors and prevention of conflicts of interests defined with the relevant legislation while the independent auditors fulfill their duties.

The Committee receives the reports on the internal quality control procedures of the independent auditor, significant issues arising in the evaluation of the latest independent quality control or significant issues arisen in the examinations, evaluations or investigations carried out by governmental organizations, occupational or administrative authorities within the last five years or significant issues arisen in the latest internal quality control evaluation of the independent auditor and the steps taken on these subjects and describing all relations between the independent auditor and the Company (to evaluate the independency of the independent auditor), prepared by the independent auditor, from the lead partner auditor and a senior representative of the independent auditing company at least four time in a year and at least once in every three months or more frequently in a way the Committee finds reasonable, and reviews this report with the lead partner auditor and the senior representative.

The Committee provides regular change of the audit companies as required by CMB legislation. The Committee shall evaluate experience and qualifications of the independent audit team.

Internal Audit and Internal Control

Methods and criteria to be applied on reviewing and finalizing the complaints received by the Company related to the accounting and internal control system of the Company and evaluating notices of the Company’s employees which are matter of accounting and independent audit of the Company within the framework of privacy policy are determined by the Committee.

The Committee;

Follows whether the Company activities are carried out in compliance with the legislation and inter-Company arrangements,

•	Determines the procedures of delivery, preservation and evaluation of the complaints which are matter of accounting applications, internal accounting control system or independent auditor by the Company; and evaluation of notices which are matter of suspicious accounting or independent audit issues safely and confidentially,

•	Evaluates the scope, planning and assignment of the audit activity of the current year with the General Manager, the Executive Vice President of Finance, Internal Audit Director, Risk Manager and the independent auditor. The Committee reviews structure, planning and results of the Internal Audit team additionally,

•	Performs studies on quality, efficiency and sufficiency of the internal audit system and reports to the Executives,

•	Enforces the measures required for the internal audit to be carried out transparently,

•	Prepares Internal Audit report and submits to the executives’ attention.

The Committee acts in its power and responsibility and notifies its findings and assessments on the issue and its proposals to the Board of Directors written and makes suggestions to the Board of Directors at the points where it deems necessary; however, the final responsibility always belongs to the Board of Directors and does not remove duties and responsibilities of the Board of Directors arising from the Capital Markets regulation and the Turkish Commercial Code.

Administration of the Company's Clawback Policies

The Committee administers the Company’s Clawback Policy adopted by the Board and, if any, other clawback policies allowing the Company to recoup erroneously awarded performance-based compensation paid to executive officers as determined by the Audit Committee and creates and revises any additional implementing rules relating thereto.

6.	AMENDMENT IN THE WORKING PRINCIPLES

The Committee reviews the competence of Working Principles at least once a year and submits amendment suggestions to the Board of Directors. The prepared suggestions are taken into the agenda in the first meeting of the Board of Directors and are resolved.

7.	VALIDITY

The provisions of these Working Principles enter into force on the date they are approved by the Board of Directors and are conducted by the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 7, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 7, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer